August 16, 2024

Michael W. Kalb
EVP and Chief Financial Officer
CATALYST PHARMACEUTICALS, INC.
355 Alhambra Circle
Suite 801
Coral Gables, FL 33134

       Re: CATALYST PHARMACEUTICALS, INC.
           Form 10-Q for the period ending June 30, 2024
           Filed August 7, 2024
           Form 8-K filed February 29, 2024
           File No. 001-33057
Dear Michael W. Kalb:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K filed February 29, 2024
Exhibit 99.1
Reconciliation of Non-GAAP Metrics, page 9

1. Please explain to us why you believe that the adjustment to exclude acquired in-process research and development from net income in your reconciliation to non-GAAP Net
       Income is consistent with Item 10(e) of Regulation S-K or Regulation G, as well as the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
Form 10-Q for the period ending June 30, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expenses, page 39
 August 16, 2024
Page 2

2. You noted that you expect research and development expenses will continue to be significant in 2024 and beyond as you execute on your strategic initiative and portfolio expansion efforts. You state that research and development expenses for the three and six months ended June 30, 2024 primarily consisted of costs relating to research and development activities supporting your commercial products. We believe your disclosures could be improved by expanding your discussion in future filings with regards to the commercial product and types of activities you are referring to. In addition, providing a table that breaks out your R&D expense by each of the major components you note on page 39 and/or by product candidate will also provide a better understanding of your research and development expenses. Please provide revised disclosure to be provided in future filings.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sasha Parikh at 202-551-3627 or Jenn Do at 202-551-3743 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences